## Contact

www.linkedin.com/in/nlindstrom
(LinkedIn)
www.skout.com (Company)

## Top Skills

iPhone

Android

Mobile

## Patents

Precise location of buried metallic
pipes and cables in the presence of
signal distortion

# Niklas Lindstrom

Founder and CTO at unitQ
San Francisco, California, United States

## Summary

As Co-Founder and CTO of unitQ Niklas manage the technology
strategy, product vision and engineering planning.

Prior to unitQ, Niklas co-founded Skout in 2007, an Andreessen
Horowitz-backed startup that earned $30 million in annual revenue,
reaching profitability within six years and acquisition by MeetMe, Inc
in 2016.

Niklas has led diverse, local and remote development teams for the
last 20 years building technology solutions with a global footprint.

## Experience

**unitQ**
Founder and CTO
February 2019 - Present (3 years 7 months)
San Mateo, CA

**The Meet Group**
1 year 11 months

Consultant
March 2018 - December 2018 (10 months)
San Francisco

CTO
February 2017 - March 2018 (1 year 2 months)
San Francisco Bay Area

The Meet Group (NASDAQ: MEET) is a fast-growing portfolio of mobile
apps designed to meet the universal need for human connection. Using
innovative products and sophisticated data science, The Meet Group keeps
its approximately 2.8 million mobile daily active users engaged and originates
untold numbers of casual chats, friendships, dates, and marriages.

Skout, Inc.

Co-Founder & CTO
January 2008 - 2017 (9 years)
San Francisco Bay Area

Skout, Inc. is an exciting, mobile social networking company. Our mobile applications help millions of users meet others in their immediate vicinity. We're a small company delivering big things! We are building the future platform for meeting new people and discovering what's going on around you and in the rest of the world.

## METROTECH Corporation

4 years 3 months

Project Manager, Engineering
January 2006 - January 2008 (2 years 1 month)
Santa Clara, CA

Responsible for the software architecture of Metrotech's embedded devices as well as its desktop software. Analyzed new OS technologies, reviewed hardware requirements, performed UI studies, field tests and QA procedures.

Senior Software Engineer
November 2003 - January 2006 (2 years 3 months)
Santa Clara, CA

## International SoftDevices Corporation
Senior Software Engineer
2000 - 2003 (3 years)
Santa Clara, CA

Software architect for SoftDevices' process management platform.

_____

# Education

Chalmers University of Technology
MSc, Computer Science · (1996 - 2000)

Simon Fraser University
Computer Science · (1999 - 2000)